Filed pursuant to Rule 424(b)(3)
Registration No. 333-239185
PROSPECTUS SUPPLEMENT NO. 58
(to Prospectus dated July 17, 2020)

Nikola Corporation

Up to 53,390,000 Shares of Common Stock
Up to 23,890,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement supplements the prospectus dated July 17, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239185). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relates to the issuance by us of up to an aggregate of up to 23,890,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 890,000 shares of Common Stock that are issuable upon the exercise of 890,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of VectoIQ and (ii) up to 23,000,000 shares of Common Stock that are issuable upon the exercise of 23,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of VectoIQ.
The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 53,390,000 shares of Common Stock (including up to 890,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 890,000 Private Warrants.
Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On May 9, 2023, the closing price of our Common Stock was $0.8565.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is May 10, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 10, 2023
Nikola Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-38495 (Commission File Number)	82-4151153 (I.R.S. Employer Identification No.)
    4141 E Broadway Road
    Phoenix, AZ    85040
    (Address of principal executive offices)    (Zip Code)

(480) 666-1038
(Registrant’s telephone number,
including area code)

N/A
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On May 10, 2023, Nikola Corporation (the “Company”) consummated the sale of $15,000,000 in aggregate principal amount of series B-2 senior convertible notes (the “Series B-2 Notes”) to an investor (the “Offering”) party to that certain Securities Purchase Agreement, dated as of December 30, 2022, as amended on March 16, 2023 (as amended, the “Purchase Agreement”), which covers the sale of up to an aggregate of $125,000,000 in principal amount of senior convertible notes (the “Notes”), in a registered direct offering. The Notes are convertible into shares (“Shares” and together with the Notes, the “Securities”) of the Company’s common stock, $0.0001 par value per share (“Common Stock”), subject to certain conditions and limitations. The Company estimates that the net cash proceeds will be approximately $14.7 million from the closing of the Offering, after deducting the estimated expenses of the Offering.
The Offering is being made pursuant to the Company’s existing shelf registration statement on Form S-3 (Registration No. 333-264068), which was filed with the Securities and Exchange Commission (“SEC”) on April 1, 2022 and declared effective by the SEC on April 14, 2022. A prospectus supplement relating to the Offering, together with the accompanying base prospectus included in the registration statement, was filed with the SEC on May 10, 2023.
The Series B-2 Notes were issued pursuant to the second supplemental indenture (the “Second Supplemental Indenture”), dated as of May 10, 2023, between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”). The Second Supplemental Indenture supplements the indenture entered into by and between the Company and the Trustee, dated as of March 16, 2023 (the “Base Indenture”, and together with the first supplemental indenture, dated as of March 16, 2023, and the Second Supplemental Indenture, the “Indenture”). The Series B-2 Notes are senior, unsecured obligations of the Company, bearing interest at a rate of 5.0% per annum, payable in arrears on the first calendar day of each calendar quarter, beginning July 1, 2023, payable in shares of Common Stock, cash or a combination of shares and cash, at the Company’s option. The interest rate will increase to an annual rate of 12.5% per annum upon the occurrence and during the continuance of an event of default under the Series B-2 Notes. The Series B-2 Notes will mature on May 10, 2024, subject to extension at the option of the noteholders in certain instances. Upon any conversion, redemption or other repayment of a Note, a “make-whole” amount equal to the amount of additional interest that would accrue under such Note at the interest rate then in effect assuming that the outstanding principal of such Notes remained outstanding through and including the maturity date of such Note.
Each holder of Notes may convert all, or any part, of the outstanding principal of the Notes, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time at such holder’s option, into shares of Common Stock at the “Conversion Price” (subject to proportional adjustment upon the occurrence of any stock split, stock dividend, stock combination and/or similar transactions), which is equal to the lower of (i) the reference price; (ii) the lower of the reference price and the greater of (a) the floor price and (b) the volume weighted average price of Common Stock as of the applicable conversion date; and (iii) the greater of the floor price and as elected by the converting holder, either (1) depending on the delivery time of the applicable conversion notice, (x) the volume weighted average price of Common Stock as of the applicable conversion date or (y) the average volume weighted average price of Common Stock immediately prior to the applicable conversion date or (2) 95% of the average volume weighted average price of Common Stock for the three trading days commencing on, and including, the applicable conversion date. The reference price and floor price are subject to customary adjustments upon any stock split, stock dividend, stock combination, recapitalization or similar event.
The foregoing summaries of the Base Indenture, the Second Supplemental Indenture, the Notes and the Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text thereof, as applicable, which are attached as Exhibits 4.1, 4.2, 10.1 and 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information contained above in Item 1.01 with respect to the issuance of the Series B-2 Note is hereby incorporated by reference into this Item 2.03.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
4.1
Indenture by and between Nikola Corporation and Wilmington Savings Fund Society, FSB, dated March 16, 2023 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on March 16, 2023).

4.2	Second Supplemental Indenture (including form of Series B-2 Senior Convertible Note) by and between Nikola Corporation and Wilmington Savings Fund Society, FSB, dated May 10, 2023.
5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP.
10.1
Securities Purchase Agreement by and between Nikola Corporation and the investors named therein, dated December 30, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 30, 2022).

10.2
Amendment to Securities Purchase Agreement, by and between Nikola Corporation and the investors named therein, dated March 16, 2023 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on March 16, 2023).

23.1	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).
104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKOLA CORPORATION

Dated: May 10, 2023	By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer